Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Belden Improves Network Intelligence and Flexibility with RiT
Technology’s IIM Solution

Belden to provide RiT’s Intelligent Infrastructure Mangement solutions in Asia Pacific

Tel Aviv, Israel – Febuary 10, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of Intelligent infrastructure Management (IIM) and cabling solutions announced today that Belden, a global leader in signal transmission solutions for mission-critical applications, has enchanced its network infrastructure management product portfolio in the Asia Pacific (APAC) region with RiT’s IIM solutions.

RiT Technology’s IIM solution provides complete real-time visibility and control of all network physical components including status of devices and their location, in both inter-connect and cross-connect configurations.  This capability enables IT departments to quickly identify connectivity issues, points of failure, and unused or underutilized equipment for improved efficiency and uptime.

 “The rising demand for bandwidth, storage and computing power with limited space and resources is making the management of IT infrastructure more complex,” says Rajesh Shenoy, Director Business Development at Belden. “IT departments need complete visibility, control and management of all network components and their connections to improve their operational efficiency, minimize risk of downtime and effectively plan for the future.”

“By leveraging Belden’s market and industry leadership, our solution will bring network intelligence and independence to healthcare, financial and government markets in APAC,” said Assaf Skolnik, VP Sales EMEA and APAC at RiT Technologies. “Our partnership has already resulted in several customers and we believe this is only the beginning of our relationship.”

About Belden
Belden Inc., a global leader in high-quality, end-to-end signal transmission solutions, delivers a comprehensive product portfolio designed to meet the mission-critical network infrastructure needs of industrial, enterprise and broadcast markets. With innovative solutions targeted at reliable and secure transmission of rapidly growing amounts of data, audio and video needed for today’s applications, Belden is at the center of the global transformation to a connected world. Founded in 1902, the company is headquartered in St. Louis and has manufacturing capabilities in North and South America, Europe and Asia. For more information, visit us at www.belden.com; follow us on Twitter @BeldenInc

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies
RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solution designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Kobi Haggay VP Products and Marketing M: +972.54.4338382 kobi.haggay@rittech.com www.rittech.com	Monica Maron Spicetree Communications Mobile: +972-54-5429529 monica.maron@spicetreecom.com